SEC Division of Corporation Finance

Office of Manufacturing

October 10, 2023

October 10, 2023

Division of Corporation Finance

Office of Manufacturing

Attention:	Heather Clark, Staff Accountant 202-551-3624
Kevin Stertzel, Staff Accountant 202-551-3723
Jennifer Angelini, Staff Attorney 202-551-3047
Jay Ingram, Staff Attorney 202-551-3397

Re:	Perfect Moment Ltd.
Amendment No. 1 to draft Registration Statement on Form S-1
Submitted August 7, 2023
CIK No. 0001849221

Dear Ms. Clark, Mr. Stertzel, Ms. Angelini and Mr. Ingram:

Perfect Moment Ltd. (the “Company”) confirms receipt of the letter dated August 31, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. Concurrently with the submission of this response letter, the Company is publicly filing a registration statement on Form S-1 (the “Registration Statement”). The Staff’s comment is set forth below in bold, followed by the Company’s response:

Amendment 1 to Draft Registration Statement

General

1.	Please tell us whether you intend to register the additional shares that are issuable under the consultancy agreements with Lucius and Montrose in the event that your initial public offering price is less than $5 per shares, as described on pages 87 and 88. If so, additionally provide your analysis of how the resale of these unissued shares would be consistent with the Commission’s guidance set forth in Questions 139.06 and 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations. If not, include disclosure clarifying that these shares will be restricted securities and will not be included in the resale offering.

RESPONSE: The Company does not intend to register the additional shares that are issuable under the consultancy agreements with Lucius and Montrose in the event that the initial public offering price is less than $5.00 per share. The Company has included disclosure in response to the Staff’s comment above on pages 91, 92, 97 and 98 of the Registration Statement to clarify that these shares will be restricted securities.

2.	We note your revised disclosure in response to prior comments 14 and 17. Please further revise to disclose the fees that your underwriter was paid in connection with its acting as introducing broker for the Series A and B convertible preferred stock, as referenced in Item 15 of Part II. Additionally clarify the underwriter’s role with respect to the Series A convertible preferred stock, in light of disclosure on page F-18 that indicates this stock was issued to existing stockholders on a pro rata basis. Revise to reconcile the terms “2021 share exchange” used throughout and “share exchange” defined on page 1.

RESPONSE: In response to the Staff’s comment above, the Company removed the following language from page II-3 of the Registration Statement: “Laidlaw & Company (UK) Ltd. acted as introducing broker for the Series A convertible preferred stock.” because Laidlaw did not act as introducing broker for the Series A convertible preferred stock. The Company also added the following language on pages 91, 95 and 104 of the Registration Statement: “Laidlaw also acted as introducing broker for the Series B convertible preferred stock and was paid a cash fee of $594,999, and was reimbursed $30,000 of fees and expenses, including legal fees, in connection with such role.” The Company also revised the definition of the “share exchange” on page 1 of the Registration Statement to refer to the “2021 share exchange”.

SEC Division of Corporation Finance

Office of Manufacturing

October 10, 2023

3.	We note your response to prior comment 18. Please revise notes 17 and 18 to the table of selling stockholders to disclose the role of each firm in your initial public offering.

RESPONSE: The Company is no longer registering shares of common stock for resale pursuant to this Registration Statement and has removed all disclosure related to a resale offering.

The Offering, page 13

4.	To the extent the additional shares to be issued to the six investors in the event the IPO price is less than $5.00 per share is material, please revise your adjusted amounts in Capitalization and Dilution to reflect the issuance of these additional shares.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on pages 40 and 41 of the Registration Statement by revising the adjusted amounts in Capitalization and Dilution, respectively, to reflect the potential issuance of the additional shares.

Risk Factors
We have granted rights to six holders of our common stock . . . . , page 34

5.	We note your response to prior comment 8. Please further revise your disclosure to more clearly describe the potential conflict of interest. For example, and without limitation, disclose whether the rights granted to Lucius create an incentive for the affiliated underwriter to negotiate a lower offering price than your valuation and other factors might warrant, and whether and how such potential conflict of interest will be mitigated or otherwise managed. Additionally disclose whether there are any potential conflicts of interest as a result of the primary and secondary offerings being concurrently conducted by Laidlaw and its affiliate, respectively, and any material related risks to investors.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure in response to the Staff’s comment above in the Risk Factors section on page 35 of the Registration Statement to more clearly describe the potential conflicts of interest, including disclosing that the rights granted to Lucius create an incentive for the affiliated underwriter to negotiate a lower offering price than the Company’s valuation and other factors might warrant and to add that such potential conflicts of interest will be mitigated by the fact that ThinkEquity has been added as joint bookrunner for the primary offering, and the fact that the Company’s board of directors will make the final determination of the public offering price. The Company also notes that it is no longer registering shares of common stock for resale pursuant to this Registration Statement and has therefore not added disclosure related to potential conflicts of interest as a result of a primary offering and a secondary offering being concurrently conducted.

SEC Division of Corporation Finance

Office of Manufacturing

October 10, 2023

Capitalization, page 38

6.	Please revise (i) in the second bullet point to disclose the number of shares of common stock to be issued upon automatic conversion of the Series A convertible preferred stock.

RESPONSE: In response to the Staff’s comment above, the Company has revised (i) in the second bullet point in the Capitalization section on page 40 of the Registration Statement to disclose the number of shares of common stock to be issued upon automatic conversion of the Series A convertible preferred stock.

Key Operating and Financial Metrics, page 43

7.	We note that you identify several non-GAAP measures though you do not mention Operating losses excluding stock-based compensation as disclosed on pages 2 and 57. Based on your disclosures, this measure appears to exclude amounts that would be attributable to a GAAP measure. Therefore, we believe that you should identify Operating losses excluding stock-based compensation as a non-GAAP measure and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

RESPONSE: In response to the Staff’s comment above, the Company has added Adjusted operating expenses (defined as operating expenses excluding stock-based compensation expense) as a non GAAP measure and provided the disclosures required by Item 10(e)(1)(i) of Regulation S-K on page 46 of the Registration Statement.

8.	In a related matter, as metrics are different than non-GAAP measures, please refrain from identifying non-GAAP measures as metrics. In this regard, we note that your non-GAAP measures are under the heading “Key Operating and Financial Metrics” and you identify EBITDA as a “non-US GAAP financial metric” on page 45.

RESPONSE: In response to the Staff’s comment above, the Company has amended the disclosures on pages 43, 44, 45, 46 and 47 of the Registration Statement and is no longer referring to non-GAAP measures as metrics, but as “key financial measures.”

9.	Please revise to provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented. In this regard, we note your disclosure on Adjusted EBITDA on page 45, however, we note no similar disclosures for EBITDA, adjusted operating expenses or operating loss excluding stock-based compensation. Please revise accordingly.

RESPONSE: In response to the Staff’s comment above, the Company has amended the disclosures for each non-GAAP measure identified including EBITDA and adjusted operating expenses, and deleted the reference to operating loss excluding stock-based compensation, on pages 45, 46 and 47 of the Registration Statement.

Certain Relationships and Related Transactions, page 86

10.	We note your response to prior comment 14. Please further revise your disclosure to clarify whether the suppliers Deliberate Software Limited and Jing Holdings are currently engaged by the Company or whether their engagement ended on March 31, 2023.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 90 of the Registration Statement to clarify that the Company’s engagement of Deliberate Software Limited is continuing and the Company’s engagement of Jing Holdings ended on February 28, 2022.

SEC Division of Corporation Finance

Office of Manufacturing

October 10, 2023

11.	Please revise your disclosure to quantify the number of shares issued to each party under the Montrose consultancy agreement, consistent with Item 15. Additionally disclose here that Mark Topkins is a former director of the Company, as disclosed on page alt-3.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 92 of the Registration Statement to quantify the number of shares issued to each of the four share assignees under the Montrose consultancy agreement and to disclose that Mark Tompkins is a former director of the Company.

12.	Please revise this section to include a description of the advisory agreement with your director Tracy Barwin which is referenced on page 79. Please also file this agreement, together with any employment agreements with your senior management, as exhibits to your registration statement.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 90 of the Registration Statement to include a description of the consulting agreement with its director Tracy Barwin. In addition, the Company will be filing, by amendment, a copy of such agreement, together with any employment agreements with its senior management, as Exhibits 10.1, 10.2, 10.3 and 10.4 to the Registration Statement.

Description of Securities

Share Adjustment Rights, page 93

13.	Please revise to describe the share adjustment rights granted under the Montrose consultancy agreement. Please also revise disclosure under the caption “Demand Registration Rights” to clarify whether these 1.9 million shares represent those granted to Lucius, Montrose, or some other shareholder(s). If a separate registration rights agreement has been executed, please file this as an exhibit to your registration statement.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 98 of the Registration Statement under the caption “Share Adjustment Rights” to describe the share adjustment rights granted to Montrose and its four share assignees under the Montrose consultancy agreement. The Company is no longer registering shares of common stock for resale pursuant to this Registration Statement. Therefore, the Company has revised its disclosure on page 97 of the Registration Statement under the caption “Demand Registration Rights” accordingly. No separate registration rights agreements were executed in connection with such registration rights.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Blake Baron at (917) 546-7709.

Sincerely,

Mark Buckley,
Chief Executive Officer